INVESTMENT DISTRIBUTORS, INC.

2801 Highway 280 South · Birmingham, AL · 35223 · (205)268-1000

April 12, 2011

VIA EDGARLINK

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:	Protective Life Insurance Company
Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 for Modified Guaranteed Annuity Contracts
“Prosaver Platinum”
File No. 333-158611

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Investment Distributors, Inc., as principal underwriter, hereby joins in a request by the above referenced Registrant that the effective date of the above-captioned registration statement filed on Form S-1 be accelerated to April 30, 2011 or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.

By:	/s/ Edwin V. Caldwell, II
Name:	Edwin V. Caldwell, II
Title:	President and Director

April 12, 2011

VIA EDGARLINK

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:	Protective Life Insurance Company
Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 for Modified Guaranteed Annuity Contracts
“Prosaver Platinum”
File No. 333-158611

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant referenced above hereby requests that the effective date of the above-captioned registration statement filed on Form S-1 be accelerated to April 30, 2011 or as soon thereafter as is reasonably practicable.

Protective Life Insurance Company

By:	/s/ John D. Johns
Name:	John D. Johns
Title:	President